Exhibit 12.2
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,
	2005	2006	2007	2008	2009

	(in thousands)
Loss from operations before minority interest and equity income	$(18,511)	$(28,013)	$(18,772)	$(95,842)	$(117,493)
Fixed charges:
Interest portion of operating lease (A)	223	340	383	677	846
Debt interest	2,526	6,434	4,395	15,895	29,649

Total fixed charges	2,749	6,774	4,778	16,572	30,495

Loss from operations before minority interest plus fixed charges and equity income	(15,762)	(21,589)	(14,977)	(86,797)	(89,667)

Ratio of earnings to fixed charges	(B )	(B )	(B )	(B )	(B )

Supplemental Information:

Additional earnings required to achieve 1:1 ratio of earnings to fixed charges	$18,511	$28,363	$19,755	$103,369	$120,162

(A)	Represents an approximate interest factor of 1/3 of operating rentals.

(B)	Earnings are inadequate to cover fixed charges; additional earnings required presented in supplemental information in above table.